

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

<u>**Via E-mail**</u>

Mr. Terry R. Gibson
President, Chief Executive Officer and Chief Financial Officer
DGT Holdings Corporation
590 Madison Avenue, 32nd Floor
New York, New York 10022

Re: DGT Holdings Corp.
Schedule 13E-3 filed December 14, 2012
File No. 005-36626
Schedule 14A filed December 14, 2012
File No. 000-03319

Dear Mr. Gibson:

    We have the following comments on the above-referenced filings. We have limited the scope of our review to legal and other non-accounting matters. Please understand that the purpose of our review process is to assist the transaction's compliance with the applicable disclosure requirements and to enhance the disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

<u>**Schedule 14A**</u>

<u>Cover Page</u>

1. Please provide us with a brief legal analysis as to whether Steel Partners Holdings should be identified as a participant in the solicitation. See Instruction 3 to Item 4 of Schedule 14A. Alternatively, revise the proxy statement to include any disclosures required by Item 5(a) of Schedule 14A that have not already been provided, and name them, beneath the registrant on the cover page of the proxy statement, as an additional person filing the Schedule 14A.

<u>Summary of the Terms of the Reverse/Forward Stock Split</u>

2. Approval of the amendments to the Certificate of Incorporation has been described as requiring "approval by the holders of a majority of the outstanding shares of Common Stock." Please revise the description of the vote required to approve the amendments to specify whether the affirmative vote of the record holders or the beneficial holders represents the requisite threshold necessary to facilitate the amendments.

3. We noticed the statement attesting that "[i]t is our desire to treat shareholders holding fewer than 5,000 shares of our Common Stock in street name through a nominee…in the same manner as shareholders whose shares are registered in their name." Please advise us, with a view toward revised disclosure, exactly what is meant by this statement. Specifically explain the treatment of a beneficial holder who holds in "street name" through a record holder owning a total of less than 10,000 but more than 5000 shares. For example, please consider revising the disclosure to indicate, if true, that the bank, broker or other nominee will retain the discretion to determine which beneficial holders may have a continuing interest in DGT.

4. The disclosure repeatedly indicates Steel Partners Holdings "has been deemed a 'filing person' for purposes of Schedule 13E-3." Revise to remove the implication that Steel is not an affiliate of DGT who is engaged in the Rule 13e-3 transaction. The existing presentation of Steel Holdings' status as a filing person suggests that it has only been interpreted as a filing person but otherwise may not be subject to the application of Rule 13e-3 for purposes of this proposed transaction. Please make conforming changes throughout the filing.

Fairness of the Reverse/Forward Stock Split, page 10

5. Revise to expressly indicate, if true, that the Board is producing its fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation 14A apply to the issuer, as distinguished from the Board of Directors, that is engaged in the going private transaction. Please make conforming changes throughout the filing.

6. Revise to expressly address the fairness of the proposed Rule 13e-3 transaction to the unaffiliated security holders of DGT. The existing fairness determination initially only generically refers to "shareholders." Refer to Item 1014(a) of Regulation M-A. The fairness determination also should be directed at the fairness of the proposed Rule 13e-3 transaction to unaffiliated shareholders who will have a continuing interest in DGT as well as those unaffiliated shareholders who will no longer have an interest in DGT. Refer to Q & A No. 19 in Exchange Act Release 17719 (April 13, 1981).

Certain Effects of the Reverse/Forward Stock Split on the Company's Shareholders, page 16

7. Revise to indicate, if true, that Steel Partners Holdings and any other continuing shareholders will be the beneficiaries of DGT's future use of operating loss carryforwards. Briefly explain how this benefit may be conferred and quantify the benefit to the extent practicable. Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 of Item 1013 of Regulation M-A.

8. Advise us, with a view toward revised disclosure, where the disclosure has been provided that describes Steel Holdings' interest in DGT's net book value and net earnings expressed in terms of dollar amounts and percentages before the transaction and after its consummation. Refer to Item 7(d) of Schedule 13E-3 and corresponding Instruction 3 to Item 1013 of Regulation M-A.

Summary Historical Financial Information, page 24

9. We noticed that financial information from DGT's recently filed annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. The summary financial information presented does not appear to conform fully to this disclosure standard. Please revise to provide summary financial information that complies with every sub-paragraph of Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3 and corresponding Item 1010 (a) and (b) of Regulation M-A, or advise.

Documents Incorporated by Reference, page 62

10. We noticed that documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are electronically submitted after the date of the proxy statement but before the date of the meeting will be automatically incorporated by reference. Given that the authority to forward-incorporate by reference periodic reports does not extend to Rule 13e-3 filings on Schedule 13E-3, please revise to indicate here or in the Schedule 13E-3, if true, that the Schedule 13E-3 will amended to include any such information.

Annex B

11. Advise us, with a view toward revised disclosure, whether or not the valuation expert B. Riley & Co. LLC has expressly provided its written permission for the valuation and supporting analysis to be provided in the proxy statement. The existing qualification appearing on page B-2 states that such permission is required, which implies that security holders are not permitted to freely rely upon the disclosures relating to the valuation.

Form of Proxy Card

12. Revise the form of proxy card, as well as the proxy statement, to clearly mark both of the documents as "preliminary." See Rule 14a-6(e)(1).

Closing Comments

As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company, its management, and each filing person are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

· The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions to me at 202. 551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Steve Wolosky, Esq.
Jeffrey Spindler, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022